FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
September 17, 2012

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Ad Hoc Notice

September 17, 2012

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” — NYSE: MBT), the leading telecommunications operator in Russia and the CIS, announces that the Tashkent Criminal Court has issued a ruling in favor of the Uzbek state to confiscate all assets of Uzdunrobita FE LLC, MTS’s wholly-owned subsidiary in Uzbekistan (“Uzdunrobita”), in connection with a criminal court judgment against four employees of Uzdunrobita.

Previously, Uzbek law enforcement bodies had arrested all of the Uzdunrobita’s assets, including cash held in local bank accounts, and evaluated the company’s assets at approximately $700 million.  Uzdunrobita was denied the right to defend its rights and legitimate interests and to engage as a legal party to the trial against its employees, which resulted in the confiscation of the company’s assets. .

MTS believes that Uzbekistan authorities overlooked numerous violations of the Uzbek and international laws during the pre-trial period. These violations pertain to the formal presentation of evidence during the trial.  The overall expediency in the proceedings and refusal to recognize the Company as a party to the process testify to the fact that the process has been orchestrated with the objective to seize and expropriate Company’s assets and business in Uzbekistan.

MTS disputes the severe and unlawful sentencing of its four Uzdunrobita employees. The allegations brought against them had not been proven during the various hearings, and it remains unclear why Uzdunrobita, having been denied its petition to be recognized as a legal party to the trial, is being subjected to the confiscation of its assets for alleged transgressions, with which it has not been charged

MTS reserves the right to make use all legal options, primarily in the international arena, and initiate proceedings against officials involved in illegal actions against the Company and to claim damages incurred as a result of an unwarranted attack on its subsidiary in Uzbekistan.

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Investor Relations

Acting Director, Corporate Finance

Department of Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/

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Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services over 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: September 17, 2012